Hypo Real Estate
GROUP

RECEIVED
2008 JUL 11 A 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003746

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 08 July 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
JUL 15 2008 A
THOMSON REUTERS

Enclosures

08 July 2008 Disclosure pursuant to section 26 of the German Securities Trading Act - HRE Investment Holdings

07.07.2008 DEPFA opened branch in Warsaw

7/14

Company: Hypo Real Estate Holding AG
Internet: www.HypoRealEstate.com
Legal form: Aktiengesellschaft
Headquarters: München
Commercial register: München HRB 149393
Chairman of Supervisory Board: Kurt F. Viermetz
Board of Management: Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

RECEIVED
2008 JUL 11 A 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholding Disclosures

08.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - HRE Investment Holdings

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

(Translation - The German version is the only legally binding text)

On 03 July 2008 Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, was notified of the following:

1. Butterfield Bank (Cayman) Limited, Grand Cayman, Cayman Islands herewith notifies according to section 21 para. 1 WpHG on behalf of HRE Investment Holdings FSO S.à.r.l., L-2346 Luxemburg, Luxemburg, that on 02 July 2008 the voting rights of HRE Investment Holdings FSO S.à.r.l. held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, exceeded the threshold of 3 % and amounted to 3.58 % (7,198,429 voting rights) on this day.

In addition Butterfield Bank (Cayman) Limited, Grand Cayman, Cayman Islands, notifies in its own name according to section 21 para 1 WpHG that voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, on 02 July 2008 exceeded the threshold of 3 % and amounted to 3.58% (7,198,429 voting rights). All of the voting rights are attributed Butterfield Bank (Cayman) Limited through HRE Investment Holdings FSO S.à.r.l. according to section 22 para 1 sentence 1 No. 1 WpHG.

2. Close Trustees (Cayman) Limited, Grand Cayman KY1-1102, Cayman Islands herewith notifies according to section 21 para. 1 WpHG on behalf of HRE Investment Holdings II 1 S.à.r.l., L-2346 Luxemburg, Luxemburg, that on 02 July 2008 the voting rights of HRE Investment Holdings II 1 S.á.r.l. held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, exceeded the thresholds of 3 % and 5% and amounted to 5.33 % (10,728,083 voting rights) on this day.

In addition Close Trustees (Cayman) Limited, Grand Cayman KY1-1102, Cayman Islands, notifies in its own name according to section 21 para 1 WpHG that voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, on 02 July 2008 exceeded the thresholds of 3 % and 5% and amounted to 5.33 % (10,728,083 voting rights) on this day. All of the voting rights are attributed Close Trustees (Cayman) Limited through HRE Investment Holdings II 1 S.à.r.l. according to section 22 para 1 sentence 1 No. 1 WpHG.

3. ATC Trustees (Cayman) Limited, George Town, Grand Cayman, Cayman Islands herewith notifies according to section 21 para. 1 WpHG on behalf of HRE Investment Holdings II 2 S.à.r.l., L-2346 Luxemburg, Luxemburg, that on 02 July 2008 the voting rights of HRE Investment Holdings II 2 S.á.r.l. held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, exceeded the threshold of 3 % and amounted to 3.29 % (6,614,072 voting rights) on this day.

In addition ATC Trustees (Cayman) Limited, George Town, Grand Cayman, Cayman Islands, notifies in its own name according to section 21 para 1 WpHG that voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, on 02 July 2008 exceeded the threshold of 3 % and amounted to 3.29 % (6,614,072 voting rights) on this day.

All of the voting rights are attributed ATC Trustees (Cayman) Limited through HRE Investment Holdings II 2 S.à.r.l. according to section 22 para 1 sentence 1 No. 1 WpHG.

4. Walkers SPV Limited, George Town, Grand Cayman KY1-9002, Cayman Islands herewith notifies according to section 21 para. 1 WpHG on behalf of HRE Investment Holdings II TE S.à.r.l., L-2346 Luxemburg, Luxemburg, that on 02 July 2008 the voting rights of HRE Investment Holdings II TE S.á.r.l. held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, exceeded the thresholds of 3 % and amounted to 4.03 % (8,103,693 voting rights) on this day.

In addition Walkers SPV Limited, George Town, Grand Cayman KY1-9002, Cayman Islands notifies in its own name according to section 21 para 1 WpHG that voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, on 02 July 2008 exceeded the threshold of 3 % and amounted to 4.03 % (8,103,693 voting rights) on this day.

All of the voting rights are attributed Walkers SPV Limited through HRE Investment Holdings II TE S.à.r.l. according to section 22 para 1 sentence 1 No. 1 WpHG.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Press release

DEPFA opened branch in Warsaw

Munich, 7 July 2008: DEPFA Bank plc, Dublin, a member of Hypo Real Estate Group, has opened a branch office in Warsaw, the capital of Poland. With a total staff of 5 people the branch is headed by Pawel Pilatkowski. Since September 2005 DEPFA has been located in Warsaw with a representative office.

DEPFA in Poland offers financial services to all administration levels in the public sector, and in particular assists the Republic of Poland with its overall sovereign funding activity, both as an underwriter and an investor. DEPFA also provides budget financing to Polish local governments and tailor-made funding solutions for infrastructure projects.

Press contact:

Doris Linder
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail: doris.linder@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

END